
02024691

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
APR 10 2002

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2002.

REPADRE CAPITAL CORPORATION
(Name of Registrant)

130 Adelaide Street West, Suite 2520, Toronto, ON, Canada, M5H 3P5
(Address of principal executive offices)

March 11, 2002 Press Release: Repadre Capital Corporation Financial Results for the Year Ended December 31, 2001

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


PROCESSED
APR 15 2002
THOMSON
FINANCIAL

Repadre Capital Corporation -- SEC File No. 0-12793
(Registrant)

Date: April 9, 2002 By:

Grant A. Edey, Secretary

PRESS RELEASE – March 11, 2002


REPADRE

REPADRE CAPITAL CORPORATION

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001

SYMBOL RPD – TORONTO

REPADRE CAPITAL CORPORATION announces earnings for 2001 of $6.2 million or $0.21 per share. This compares to 2000 restated earnings of $2.8 million or $0.10 per share. These earnings are after asset write-downs of $1.1 million ($0.04 per share) in 2001 and $3.0 million ($0.10 per share) in 2000.

Income from the Company's 18.9% interest in Gold Fields Ghana Limited ("GFGL") increased 42% to $7.4 million in 2001 from $5.2 million in 2000. Royalty and investment income decreased 22% to $2.9 million in 2001 from $3.7 million in 1999.

Fourth Quarter Results

Earnings for the fourth quarter of 2001 were $1.8 million ($0.06 per share) compared to a loss of $0.2 million ($0.01 per share) in the fourth quarter of 2000. The loss in the fourth quarter of 2000 is primarily attributable to asset write-offs totaling $2.9 million.

Royalty revenues totaled $0.5 million for the fourth quarter of 2001 (2000: $0.6 million). Income from the Company's interest in GFGL was $2.2 million (2000: $2.7 million). Other investment income totaled $0.1 million (2000: $0.2 million).

Tarkwa Operations

The majority of Repadre's earnings in 2001 were derived from the Company's 18.9% interest in GFGL which manages surface heap leach gold mining operations at the Tarkwa Concession in Ghana. Gold production at Tarkwa has increased in each year of operation and the table below outlines production and cost levels over the past 12 months. The total Repadre investment in GFGL at year-end was $59.6 million.

	Quarter Ended					
	March 2001	**June 2001**	**Sept. 2001**	**Dec. 2001**	**Total 2001**	**Total 2000**
Gold Produced (000 ozs)	114.8	117.3	150.1	144.8	527.1	362.4
Repadre's 18.9% Share (000 ozs)	21.7	22.2	28.4	27.4	99.6	68.5
Cash Costs (US$/ounce)	148	169	163	174	164	166

130 Adelaide Street West, Suite 2520, Toronto ON Canada M5H 3P5 Tel 416 365 8090 Fax 416 365 8065

Outlook

On January 23, 2002, Repadre and Gold Fields Limited announced the completion of the acquisition of Abosso Goldfields Limited ("Abosso"). Abosso owns and operates the Damang mine in Ghana which lies adjacent to GFGL's Tarkwa mine. The ownership of Abosso mirrors the ownership of GFGL with Gold Fields being the operator of both Tarkwa and Damang. In the near term, GFGL and Abosso will actively review potential synergies between the two operations as well as conduct an exploration program targeting prospects on Abosso's properties. Repadre's attributable production from both of these mines is expected to be 160,000 ounces of gold in 2002.

Repadre pursues royalties, non-operating interests and merchant banking opportunities in the mineral resource industry on a global basis.

Some of the statements contained in this release may be forward-looking statements, such as estimates and statements that describe Repadre's future plans, objectives or goals. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. There can be no assurance that such statements will prove to be accurate and that actual results and future events in each case could differ materially from those currently anticipated in such statements by reason of such factors as, but not limited to, changes in general economic and market conditions.

REPADRE CAPITAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Canadian dollars)

as at December 31, 2001 and 2000	**2001**	**2000**
		restated (note 11)
ASSETS		
Current assets		
Cash and short-term investments	$ 1,497	$ 2,878
Gold and silver bullion	263	366
Loans receivable (note 5)	80	1,897
Accounts receivable	591	632
Income taxes recoverable	970	978
Prepaid expenses	77	114
	3,478	6,865
Marketable securities (note 2)	4,204	3,983
Interest in GFGL (note 3)	59,647	52,235
Net royalty interests (note 4)	22,251	24,301
Loans receivable (note 5)	4,302	2,194
Deferred costs	164	85
Capital assets (note 6)	89	501
	$ 94,135	$ 90,164

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 490	$ 387
Current portion of long-term debt (note 7(a))	-	225
Convertible debenture (note 7(b))	1,687	3,200
	2,177	3,812
Future income taxes	728	1,309
Shareholders'equity		
Capital stock (note 8)	95,382	95,371
Other paid-in capital	585	585
Warrants (note 8(f))	772	772
Retained earnings (deficit)	(5,509)	(11,685)
	91,230	85,043
	$ 94,135	$ 90,164
Subsequent events (note 15)		

See accompanying notes to the consolidated financial statements.

REPADRE CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of Canadian dollars)

for the years ended December 31, 2001, 2000 and 1999	**2001**	**2000**	**1999**
		restated (note 11)	
Income			
Royalty revenue	$ 2,346	$ 3,215	$ 3,192
Income from interest in GFGL	7,412	5,170	559
Investment income	577	513	1,962
	10,335	8,898	5,713
Expenses			
General and administrative	2,683	2,824	2,817
Amortization of royalty interests	693	886	1,199
Amortization of deferred financing costs	85	113	113
Amortization of capital assets	28	29	22
Royalty development costs	-	104	100
Asset write-offs (note 2, 4, 5)	1,112	3,006	18,699
	4,601	6,962	22,950
Income (loss) before income taxes	5,734	1,936	(17,237)
Income taxes (recovery)(note 9)	(442)	(848)	(323)
Net income (loss) for the year	$ 6,176	$ 2,784	$ (16,914)
Average number of common shares Outstanding	28,930,000	28,924,000	27,586,000
Net income (loss) per common share			
Basic	$ 0.21	0.10	$ (0.61)
Diluted	$ 0.21	0.10	$ (0.61)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

for the years ended December 31, 2001, 2000 and 1999	**2001**	**2000**	**1999**
Retained earnings (deficit), as previously reported	$ (11,744)	$ (14,487)	$ 2,192
Effect of change in accounting policy (note 11)	59	18	122
Retained earnings (deficit), beginning of year	(11,685)	(14,469)	2,314
Net income (loss) for the year	6,176	2,784	(16,914)
Acquisition of shares for cancellation	-	-	131
Retained earnings (deficit), end of year	$ (5,509)	$ (11,685)	$ (14,469)

See accompanying notes to the consolidated financial statements.

REPADRE CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

for the years ended December 31, 2001, 2000 and 1999	2001	2000	1999
Cash provided by (used for):		**restated (note 11)**	
Operations:			
Net income (loss) for the year	$ 6,176	$ 2,784	$ (16,914)
Items not involving cash			
Amortization and write-offs	1,918	4,034	19,978
Unrealized (gain) loss on foreign exchange	(204)	(133)	522
Amortization of deferred revenue	-	(98)	(195)
Gain on sale of marketable securities	(65)	(92)	(1,786)
Gain on sale of capital and other assets	(16)	(14)	-
Income from GFGL	(7,412)	(5,170)	(559)
Future income taxes	(581)	(121)	(93)
	(184)	1,190	953
Decrease (increase) in non-cash working capital			
Gold and silver bullion	103	413	4,727
Accounts receivable	41	(166)	(618)
Prepaid expenses	37	(39)	37
Income taxes recoverable	8	(680)	364
Accounts payable	103	83	(952)
	108	801	4,511
Investing:			
Acquisition of Golden Knight Resources Inc.	-	-	(29,943)
Investment in GFGL	-	(1,351)	(3,693)
Purchase of royalty interests	-	-	(1,479)
Proceeds on sale of marketable securities	500	1,344	4,758
Purchase of marketable securities	-	-	(67)
Deferred costs	(164)	-	-
Dividends received	-	64	-
Loans disbursed	(79)	-	(1,008)
Increase in capital assets	(12)	(25)	(44)
	245	32	(31,476)
Financing:			
Capital stock repurchased	-	-	(252)
Issuance of capital stock	11	14	19
Decrease in long-term debt	(232)	(222)	(582)
Decrease in convertible debenture	(1,513)	-	-
	(1,734)	(208)	(815)
Increase (decrease) in cash and short term investments	(1,381)	625	(27,780)
Cash and short term investments, beginning of year	2,878	2,253	30,033
Cash and short term investments, end of year	$ 1,497	$ 2,878	$ 2,253
Supplemental cash flow disclosure			
Interest paid	104	117	161
Income taxes paid	150	(95)	(547)

See accompanying notes to the consolidated financial statements.

REPADRE CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

for the years ended December 31, 2001, 2000 and 1999

All tabular amounts except per share amounts in thousands unless otherwise stated

1. Significant Accounting Policies

(a) Basis of consolidation

The consolidated financial statements consolidate the financial results of all controlled subsidiaries. Inter-company transactions and balances have been eliminated.

(b) Revenue recognition

Revenue is recognized when the company has reasonable assurance with respect to measurement and collectability. The Company holds two types of royalties:

(i) Revenue based royalties such as net smelter return (NSR) or gross proceeds royalties. Revenue royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the miner and revenue is recognized in accordance with the relevant agreement.

(ii) Profits based royalties such as net profits interests (NPI) or a Working Interest (WI). A NPI is a royalty based on the profit after allowing for costs related to production. The expenditure that the operator deducts from revenues are defined in the relevant royalty agreement. Payments generally begin after pay-back of capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement. A WI is similar to an NPI except working interest holders have an ownership position. A working interest holder is liable for its share of capital, operating and environmental costs. The Company records its interest in Gold Fields Ghana Limited ("GFGL") as a profits based royalty interest.

(c) Gold and silver bullion

Gold and silver bullion are valued at the year-end spot prices.

(d) Marketable securities

Short-term investments in marketable securities are recorded at the lower of cost or market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. Long-term investments in marketable securities are recorded at cost. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss.

(e) Net royalty interests

The Company records its royalty interests at the lower of cost and net recoverable amount. Cost is defined as the consideration given to acquire the royalty interests plus associated external professional fees and travel expenses. Net recoverable amount is management's best estimate of undiscounted future cash flows. Amortization of producing royalty interests is calculated on a units-of-production basis.

Write-downs of producing royalty interests to net recoverable amount and write-downs of non-income producing royalty interests are charged to income. The recovery of costs associated with non-producing properties is dependant upon the discovery and development of economic reserves. The Company periodically reviews its royalty interests to ascertain whether an impairment in value has occurred.

(f) Loans receivable

A loan is classified as impaired when, in management's opinion, there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Loans where interest or principal is contractually past due are automatically recognized as impaired, unless management determines that the loan is fully secured. When a loan is classified as impaired, recognition of interest in accordance with the terms of the original loan agreement ceases.

(g) Capital assets

Capital assets are stated at cost. Amortization is provided over their estimated useful lives using the following rates and methods:

Furniture and fixtures	20% diminishing balance
Office and other equipment	30% diminishing balance

(h) Translation of foreign currencies

Monetary items denominated in foreign currencies are translated to Canadian dollars at the exchange rate in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate for the year. Foreign exchange gains and losses are included in income. Non-monetary items are translated at exchange rates when acquired or when obligations were incurred.

(i) Stock options

The Company does not recognize any compensation expense when stock options are issued. Cash received from the exercise of options is credited to share capital.

(j) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to the financial statement carrying value and the tax basis of assets and liabilities.

(k) Earnings per share

In 2000, CICA No.3500 "Earnings Per Share" was adopted. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued using the treasury stock method.

Year ended December 31,	2001	2000	1999
Basic Earnings (Loss) per share computation			
Numerator:			
Net income (loss)	$ 6,176	$ 2,784	$ (16,914)
Denominator:			
Weighted average common shares outstanding	28,930	28,924	27,586
Basic earnings (loss) per share	$ 0.21	$ 0.10	$ (0.61)

Year ended December 31,	2001	2000	1999
Diluted Earnings (Loss) per share computation			
Numerator:			
Net income (loss)	$ 6,176	$ 2,784	(16,914)
Denominator			
Weighted average common shares outstanding	28,930	28,924	27,586
Dilutive effect of employee stock options	346	5	-
Weighted average common shares outstanding	29,276	28,929	27,586
Diluted earnings (loss) per share	$ 0.21	$ 0.10	$ (0.61)

Stock options and warrants excluded from the computation of diluted earnings per share because option prices and warrant prices exceeded fair market value were as follows:

	2001	2000	1999
Outstanding options	1,510	2,380	2,500
Outstanding warrants	2,213	2,213	2,213

(l) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates. In particular, management is required to make judgements regarding the recoverability of the carrying value of marketable securities, net royalty interests and loans. These judgements involve assessing the financial condition and future prospects of investees, as well as consideration of commodity prices and operating conditions.

2. Marketable Securities

At December 31, 2001, marketable securities are comprised of:

	Number of Shares or Warrants Held	Book Value	Market
Addwest Minerals International, Ltd.	3,140	$ -	$ -
Black Hawk Mining Inc.	23,598	3,412	2,360
Black Hawk share purchase warrants	835	-	-
Campbell Resources Inc.	800	640	264
Cross Lake Minerals Ltd.	1,000	100	50
Fairmile GoldTech Inc.	138	-	8
Orezone Resources Inc.	200	16	22
Orvana Minerals Corp. share purchase warrants	750	-	-
Queenstake Resources Ltd.	420	36	46
		4,204	2,750
As at December 31, 2000		3,983	2,848

The majority of the Company's marketable securities relate to companies in the gold industry. The gold industry has undergone a significant reduction in market value since mid-1997 due to a decline in the price of gold. Management believed that certain marketable securities had undergone an impairment in their value which was other than temporary and accordingly, these securities were written down to the lower of their market value and their estimated realizable value. The write-downs aggregated $1,179,000 in 2000 and $3,010,000 in 1999.

3. Interest in GFGL

In April, 1999, the Company and Golden Knight Resources Inc. ("Golden Knight") completed a business combination. Golden Knight's major asset was a 17.5% interest in GFGL, a gold mining operation located in Ghana in west Africa. The business combination was accounted for as an acquisition, and the purchase cost was allocated as follows:

Purchase Cost	
Cash	$ 1,754
Other Current assets	130
Marketable Securities	404
Interest in GFGL	41,462
	43,750
Current Liabilities	1,697
Long-term debt	223
Total Purchase Cost	$ 41,830
Consideration	
Common Shares	$ 9,360
Warrants	772
Cash	31,698
	$ 41,830

On May 1, 1999, the Company purchased from Cabo Frio Investments A.V.V. an additional 1.4% interest in GFGL for $1,749,000.

4. Net Royalty Interests

Investments in net royalty interests are:

	December 31, 2001			December 31, 2000		
	Cost	Accumulated Amortization	Net Royalty Interest	Cost	Accumulated Amortization	Net Royalty Interest
Revenue producing properties						
El Limon (a)	$ 240	$ 240	$ -	$ 240	$ 240	$ -
Golden Bear (b)	1,000	1,000	-	1,000	1,000	-
Joe Mann (c)	3,030	3,030	-	3,030	1,978	1,052
Rex Diamond (d)	5,354	524	4,830	5,354	463	4,891
Williams Mine (e)	7,679	3,031	4,648	7,679	2,398	5,281
Non-revenue producing properties						
Buffalo Valley (f)	304	304	-	304	-	304
Dolores (g)	469	-	469	469	-	469
Don Mario (h)	5,779	-	5,779	5,779	-	5,779
Gabbs Valley (i)	409	-	409	409	-	409
Itos (j)	2,739	2,739	-	2,739	2,739	-
Lac de Gras area (k)	-	-	-	-	-	-
Magistral (l)	3,418	-	3,418	3,418	-	3,418
Manantial Espejo (m)	925	-	925	925	-	925
Vueltas del Rio (n)	1,773	-	1,773	1,773	-	1,773
	$ 33,119	$ 10,868	$ 22,251	$ 33,119	$ 8,818	$ 24,301

Investments in royalty interests include royalties on mineral properties for which economically mineable reserves have yet to be proven. The recovery of these costs is dependent upon the properties' owners obtaining adequate financing and the development of economic mining operations. For royalty interests with a gold component, a price of US$300 per ounce has been used in determining whether carrying values have been impaired.

Revenue producing royalties

(a) The Company holds a 3% net smelter return ("NSR") royalty on the El Limon mining operation in Nicaragua owned by Black Hawk Mining Inc. ("Black Hawk"). At the option of Black Hawk, the royalty payments were paid in common shares of Black Hawk rather than as cash or gold when the price of gold was less than US$350 per ounce during the period prior to June 30, 2000.

(b) The Company holds a 2% NSR royalty on all mineral production from the Golden Bear mine in British Columbia owned by North American Metals Corp., a subsidiary of Wheaton River Minerals Ltd.

(c) The Company holds a graduated net smelter return royalty on the Joe Mann mine, an underground gold mine in northwestern Quebec owned by Campbell Resources Inc ("Campbell"). The royalty rate was 1.8% at gold prices up to Cdn$500 per ounce. In April 2001 and subject to certain conditions being met, the Company agreed to amend the royalty in return for 800,000 shares of Campbell. The transaction was completed in September 2001 and the shares recorded at a value of $640,000. The amended royalty rate is 1.5% starting at a gold price of US$325 per ounce and rising .01% for each $1.00 increase in the price of gold to a maximum of 2.0% at a gold price of US$375 per ounce or higher. In addition, after royalty payments of Cdn$500,000, the royalty rate reduces to a flat 1% on gold prices at or greater than US$350 per ounce. At a gold price of US$300 per ounce, no royalty is payable and as a consequence the value of the royalty interest was written off at the end of the third quarter of 2001.

(d) The Company holds the right to receive an income stream equivalent to 2.5% of the gross revenue produced by the sale of all minerals from Rex Diamond Mining Corporation's properties in South Africa.

(e) The Company holds 720 units of The Williams Royalty Trust, equivalent to a 0.72% NSR royalty interest in the Williams mine in northern Ontario owned by Teck Cominco Limited and Barrick Gold Corporation (note 7(b), 8(f)).

Non-revenue producing royalties

(f) The Company holds a 3% NSR royalty on the Buffalo Valley project in Nevada owned by Fairmile GoldTech Inc. The property has been inactive since 1999 and the owner of the property has insufficient funds and prospects for funds to advance the property to the stage of having proven and probable reserves. As a consequence, the royalty interest was written off at the end of the third quarter, 2001.

(g) The Company holds an option agreement to purchase a 1.25% NSR royalty on all gold produced from the Dolores property in Mexico owned by Minefinders Corporation Ltd. The option expires on March 1, 2002 and can be exercised upon payment to the vendors of US$325,000 plus a variable amount dependant upon the quantity of gold determined to be recoverable from the deposit. (See note 15(b))

(h) In 1996, the Company purchased a sliding-scale NSR royalty on the Don Mario gold-copper deposit in eastern Bolivia owned by Orvana Minerals Corporation. During 1999, for an additional consideration of US$1 million, the royalty rate was amended to a flat 3% on all mineral production from the property.

(i) The Company holds a 0.3% NSR royalty on the Gabbs Valley property in Nevada owned by Combined Metals Reduction Company.

(j) The Company holds a sliding scale NSR royalty on all minerals processed through the Itos tailings retreatment facility located near Oruro, Bolivia owned by Barex Empresa Minera S.A. ("Baremsa"). The value of the Company's interests in the project was written down by 50% to an estimated net recoverable amount at the end of 1999. The property is inactive and the remainder of the investment was written off at the end of 2000.

(k) The Company owns a 1% royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Aber Diamond Corporation and Diavik Diamond Mines Inc.

(l) The Company owns a sliding scale NSR royalty on mineral production from the Magistral gold property in Mexico owned by Queenstake Resources Ltd. The royalty rate is 1% on the first 30,000 ounces of gold production, 3.5% on the subsequent 350,000 ounces and 1% thereafter.

(m) The Company holds an effective 1.2% NSR royalty on the Manantial Espejo project in Santa Cruz province, Argentina. Under the terms of a November 1998 agreement with a subsidiary of Black Hawk, the primary owner of the property at the time, a payment of $1,250,000 would be due from the subsidiary if a decision to proceed with commercial production was not made by December 31, 2001. The decision was not made and the Company has agreed with Black Hawk that the compensation will be made through a series of payments from January 2002 to September 2003.

(n) The Company holds a 2% NSR royalty on all precious metals produced from the Vueltas del Rio property in Honduras owned by Geomaque Explorations Ltd. The royalty rate increases by 1% for each US$100 per ounce increase in the price of gold above US$400 per ounce to a maximum rate of 5%. Production at the Vueltas del Rio mine commenced during the second quarter of 2001. The royalty on this production has not yet been recorded as revenue at the present time as there is insufficient certainty of the receipt of the royalty.

(o) During 1999, the Company wrote off a number of its royalty interests, including a 3% gross sales royalty on certain sapphire properties in Montana, a 1.75% NSR royalty on the Anchor Hill mine in South Dakota, a 4% NSR royalty on the Gold Road mine in Arizona, a 4% NSR royalty on the Lluvia de Oro mine in Mexico, a 4% NSR royalty on the Relief Canyon mine in Nevada and the remainder of a 2% NSR royalty on the Rawas mine in Indonesia.

5. Loans Receivable

December 31,	**2001**	**2000**
Combined Metals Reduction Company (a)	$ 2,015	$ 1,897
Addwest Minerals International, Ltd. (b)	1,593	1,500
Other (c)	774	694
	$ 4,382	$ 4,091

(a) In 1996, the Company provided a three year US$1.2 million secured loan to Combined Metals bearing interest at a rate of 10% per annum. In August 1998, the Company provided an additional US$65,000 to Combined Metals under the same terms and conditions as the US$1.2 million loan. The loan is secured by a first mortgage on Combined Metals' Gabbs Valley property in Nevada and was repayable on September 30, 1999. While certain repayments have been made, the loan remains in default and foreclosure proceedings are in progress. The Company anticipates that it will recover the carrying value of the loan receivable through the foreclosure and subsequent disposition of the Gabbs Valley property.

(b) In the fourth quarter of 1997, the Company acquired a US$1 million secured convertible debenture from Addwest. The debenture matures on October 1, 2002 and bears interest at an effective rate of 8.5% per annum, and was payable in advance in common shares of Addwest for the period to September 30, 2000. The advance interest was recorded as deferred revenue and brought into income pro rata over a one-year period. The loan is considered impaired and recording of interest ceased for the period commencing October 1, 2000. The Company believes it will realize value on the debenture through the underlying assets that secure the debenture.

(c) The Company provided an officer of the Company with a non-interest bearing secured loan due in May 2007 to purchase common shares of the Company. The loan is secured by 120,000 shares of the Company which had a market value of $534,000 at December 31, 2001. During 2001, a US$50,000 loan was advanced to Orvana.

(d) During 1999, the Company wrote off a number of its loans receivable, including loans made to Minera Lizandro Poano, Sociedad Minera Austria Duvaz, Brohm Mining Corporation, the remainder of a loan made to Laverton Gold N. L., and 50% of a facility to Baremsa (See note 4(j)). At the end of 2000, a facility to Fairmile and the remainder of the facility to Baremsa was written off.

6. Capital Assets

December 31,	**2001**	**2000**
Plant and equipment		
Furniture and fixtures	$ 112	$ 109
Office equipment	104	96
Vehicle	28	28
	244	233
Accumulated amortization	(155)	(128)
	89	105
Mineral properties (a)	-	396
	$ 89	$ 501

(a) The mineral properties were associated with the Buffalo Valley project and were written off at the end of the third quarter 2001. (note 4(f))

7. Debt

(a) As part of the business combination with Golden Knight, the Company assumed two promissory notes of US$150,000 each which were repaid on May 1, 2000 and May 1, 2001.

(b) As consideration for the purchase of 720 units of The Williams Royalty Trust (note 4(e), 8(f)), the vendor of the royalty acquired a $7.2 million convertible debenture and 500,000 common share purchase warrants. The convertible debenture bears interest at a rate of 2% per annum and matured on October 31, 2001. The debenture was convertible at any time prior to October 31, 2001 into common shares of the Company on the basis of one share for each $6.50 of outstanding principal amount. In October 1999, a $4 million loan to the vender of the royalty matured and was offset against the convertible debenture. On maturity of the convertible debenture, the Company remitted funds to two government authorities who had placed garnishees on the amount due on account of unpaid back taxes by the holder of the debenture. The holder of the debenture has not yet been in a position to offer a full release to the Company on repayment of the remaining amount.

8. Capital Stock

Authorized

An unlimited number of common and preference shares have been authorized. The preference shares are issuable in series.

Outstanding

	2001		2000		1999	
Year Ended December 31,	Number	Amount	Number	Amount	Number	Amount
Common Shares						
Balance Outstanding, beginning of year	28,928	$ 95,371	28,920	$ 95,357	24,640	$ 86,361
Issued pursuant to business combination (a)	-	-	-	-	4,381	9,360
Issued pursuant to Employee Purchase Plan (c)	4	11	8	14	8	19
Redeemed pursuant to issuer bid	-	-	-	-	(109)	(383)
Balance, end of year	28,932	$ 95,382	28,928	$ 95,371	28,920	$ 95,357
Common Share Purchase Warrants						
Balance, beginning of year	2,213	$ 772	2,213	$ 772	500	$ 240
Issued (a)	-	-	-	-	2,213	772
Expired (f)	-	-	-	-	(500)	(240)
Balance, end of year	2,213	$ 772	2,213	$ 772	2,213	$ 772

Year Ended December 31,	2001 Number	2001 Weighted Average Exercise Price	2000 Number	2000 Weighted Average Exercise Price	1999 Number	1999 Weighted Average Exercise Price
Common Share Options						
Balance, beginning of year	2,500	$ 3.71	2,500	$ 4.15	1,935	$ 4.80
Issued (d)	-	-	300	2.05	570	2.00
Cancelled	-	-	(300)	5.75	(5)	7.15
Exercised (b)	-	-	-	-	-	-
Balance, end of year (d)	2,500	$ 3.71	2,500	$ 3.71	2,500	$ 4.15
Exercisable, end of year	2,110	$ 4.02	1,795	$4.32	1,675	$ 4.56

(a) On April 21, 1999, the Company and Golden Knight Resources Inc., a public company listed on the Toronto Stock Exchange, completed a business combination whereby shareholders of Golden Knight were offered either i) 0.125 common shares of the Company plus $0.33 cash per common share of Golden Knight, or ii) 0.20 common shares of the Company plus $0.10 cash plus 0.20 of a common share purchase warrant per common share of Golden Knight, each full warrant entitling the holder to subscribe for one additional common share of the Company at a price of $4.00 per share. The warrants expire on April 22, 2002 (note 3).

(b) During 2001, no options were exercised by directors and officers (2000 – nil, 1999 - nil).

(c) In May 1996, the Company received shareholder approval to implement an employee share purchase plan to a maximum of 600,000 shares. The plan provides for eligible employees of the Company to contribute up to 10% of their annual basic salary to the share purchase plan. The Company matches each participant's contribution and issues shares equal to the aggregate amount contributed.

(d) The Company has a Share Option Plan for directors, officers and employees for the purpose of acquiring common shares of the Company. The total number of options that can be issued pursuant to the Plan is 3,056,578 common shares. As of December 31, 2001, 556,578 common shares were available for granting of options in addition to those outstanding at year end. In November, 2000, 300,000 common share options previously issued to one party were cancelled and reissued to other parties.

Each option granted is for a maximum term of ten years and is exercisable as to 33.3% each year commencing one year after the date of the grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the most recent closing price of the common shares at the date of the grant.

Total options outstanding and exercisable at December 31, 2001 were as follows:

	Options Outstanding			Options Exercisable	
Option Price per Share	**Number**	**Weighted Average Remaining Life**	**Weighted Average Exercise Price per share**	**Number**	**Weighted Average Exercise Price per share**
$ 1.70 - 3.00	990	7.1 years	$ 1.98	600	$ 1.95
3.01 - 4.50	940	3.2 years	3.81	940	3.81
4.51 - 6.75	360	5.3 years	5.98	360	5.98
$ 6.76 - 7.75	210	5.3 years	$ 7.55	210	$ 7.55

(e) On June 16, 1999, the shareholders of the Corporation adopted a shareholder rights protection plan (the "Rights Plan"). Under the terms of the Rights Plan, one right is issued for each common share currently outstanding or subsequently issued. Each right has an initial exercise price of $50 and, when exercised, entitles the holder to purchase from the Company, at the exercise price, common shares with an aggregate market value equal to twice the exercise price. The rights are exercisable if any person acquires more than 20% of the Company's voting shares or engages in certain types of transactions with the Company other than with the approval of the Board of Directors or pursuant to a permitted bid procedure. The rights expire on the close of business the day of the Corporation's Annual General Meeting in 2004.

(f) In connection with the acquisition of 720 units of The Williams Royalty Trust (note 4(e)), the Company issued a convertible debenture and common share purchase warrants (note 7(b)). Each common share purchase warrant entitled the holder to acquire one common share of the Company for $8.00 and was exercisable to October 31, 1999. No share purchase warrants were exercised, and the value attributed to the warrants was transferred to Other Paid-in Capital.

9. Income Taxes

The difference between the income tax provision calculated by applying the statutory tax rate to income before income taxes and the income tax provision recorded in the accounts is summarized as follows:

Year Ended December 31,	2001	2000	1999
Income (loss) before income taxes	$ 5,734	$ 1,936	$ (17,237)
Income tax rate	43.0%	44.0%	44.6%
Computed income tax expense (recovery)	2,465	851	(7,687)
Increase (decrease) resulting from:			
Non-taxable income	(2,905)	(2,078)	-
Non-deductible foreign source losses		813	7,385
Write-down of assets not tax benefited	41	302	-
Reduction in valuation allowance		(385)	-
Tax asset not previously benefited		(368)	
Foreign taxes not benefited		-	43
Foreign withholdings tax	82	99	-
Resource allowance	(38)	(44)	(60)
Reduction in corporate income tax rates	(84)	(44)	
Other	(3)	6	(4)
Income tax expense (recovery)	$ (442)	$ (848)	$ (323)
The provision for income taxes consists of:			
Current	$ 139	$ (727)	$ (158)
Future	(581)	(121)	(165)
Income tax expense (recovery)	$ (442)	$ (848)	$ (323)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2001 and 2000 are presented below.

	2001	2000
Future tax assets:		
Unamortized share issuance costs	$ 1	$ 153
Marketable securities	708	718
Resource pools	13,957	16,035
Non-capital losses	9,583	10,870
Ontario corporate minimum tax credits	134	317
Other	149	146
Total gross future tax assets	24,532	28,239
Less: valuation allowance	(23,575)	(27,246)
Net future tax assets	957	993

	2001	2000
Future tax liabilities:		
Net royalty interests	(1,639)	(2,239)
Deferred financing costs	-	(37)
Loans receivable	(46)	(26)
Total gross future tax liabilities	(1,685)	(2,302)
Net future tax liability	$ (728)	$ (1,309)

The Company and certain subsidiaries have incurred non-capital loss carryforwards aggregating to approximately $ 25.4 million which are available to offset future taxable income for Canadian income tax purposes. These losses expire in the following years:

Amount	Year of Expiry
$ 7	2002
768	2003
20,639	2004
2,173	2005
993	2006
-	2007
864	2008
$ 25,444	

The benefit of the losses expiring in 2006 and 2008 has been recorded in the financial statements. The benefit of the remaining losses has not been recognized for accounting purposes.

10. Fair Values of Financial Instruments

The carrying values of cash and short-term investments, gold and silver bullion, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to the immediate or short-term nature of these financial instruments. The carrying value of the convertible debenture payable approximates fair value. The carrying value of loans receivable is discussed in note 5.

11. Change in Accounting Policy

In November 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 1650, "Foreign Currency Translation". The standard eliminates the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. The Company has adopted Section 1650 retroactively with restatement of the 2000 and 1999 comparative figures. The following summarizes the impact of applying Section 1650 on net income and earnings per share for the years ended December 31, 2000 and December 31, 1999. Under the adopted policy, income for 2001 is increased by $37,000.

December 31,	**2000**	**1999**
Net Income		
As previously reported	$ 2,743	$ (16,810)
Effect of Section 1650	41	(104)
As restated	2,784	(16,914)
Per share amounts as previously reported	0.09	(0.61)
Effect of Section 1650	0.01	-
As restated	$ 0.10	$ (0.61)

12. Reclassifications

Certain prior periods' balances have been reclassified to conform with financial statement presentation adopted in the current year.

13. Segmented Financial Information

The Company invests in the exploration, development and mining of precious commodities. Management makes investment decisions on a company-by-company, or project-by-project basis, the details of which are contained in Notes 2, 3, 4 and 5.

	Canada	**United States**	**Central America**	**South America**	**Africa**	**Australasia**	**Total**
2001							
Revenue	$ 1,960	-	850	-	7,525	-	$ 10,335
Total Assets	$ 13,951	3,225	5,698	6,704	64,557	-	$ 94,135
2000							
Revenue	$ 2,325	177	1,053	-	5,343	-	$ 8,898
Total Assets	$ 16,711	3,645	5,790	6,704	57,314	-	$ 90,164
1999							
Revenue	$ 2,293	1,475	747	389	752	57	$ 5,713
Total Assets	$ 18,772	3,644	6,197	8,471	50,810	-	$ 87,894

14. United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

	2001	2000	1999
Net earnings (loss) – Canadian GAAP	$ 6,176	$ 2,784	$ (16,914)
Amortization of royalty interests (a)	(94)	(82)	(157)
Reduction in asset write-off (a)	750	-	-
Income from GFGL (b, c)	408	-	(1,260)
Income taxes on above	(303)	18	70
Net earnings (loss) – US GAAP	6,937	2,720	(18,261)
Cumulative effect of change in accounting policy (c)	953	-	-
Net earnings (loss) – US GAAP	7,890	2,720	(18,261)
Other comprehensive income (loss):			
Unrealized gains (losses) on marketable securities (d)	(318)	2,120	(1,743)
Taxes on other comprehensive income (loss)	-	-	-
Comprehensive income (loss) – US GAAP	$ 7,572	$ 4,840	$ (20,004)
Net earnings (loss)per share – US GAAP	$ 0.24	$ 0.09	$ (0.66)
Cumulative effect of change in accounting policy	0.03	-	-
Net earnings (loss) per share – US GAAP – basic	0.27	0.09	(0.66)
- diluted	$ 0.27	$ 0.09	$ (0.66)

	Canadian GAAP		US GAAP	
	2001	2000	2001	2000
Balance Sheet:				
Marketable securities	$ 4,204	$ 3,983	$ 2,750	$ 2,848
Royalty interests (a)	22,251	24,301	21,772	23,166
Interest in GFGL (b, c)	59,647	52,235	59,748	50,975
Loans receivable (e)	4,302	2,194	3,608	1,500
Future income taxes	728	1,309	542	820
Shareholders' equity:				
Capital stock	95,382	95,371	94,688	94,677
Retained earnings (deficit)	(5,509)	(11,685)	(5,701)	(13,591)
Accumulated other comprehensive income (loss) (f)	$ -	$ -	$ (1,454)	$ (1,136)

(a) Amortization of royalty interests:

Under Canadian accounting principles, depreciation and amortization may be calculated on the unit-of-production method based upon the estimated mine life, whereas under United States accounting principles, the calculations are made based upon proven and probable mineable reserves. This results in a higher amortization charge for revenue producing royalties and a gain on the amendment of the Joe Mann royalty in 2001.

(b) Income from Interest in GFGL

The Company recorded a loss on realized written call options that were accounted for as a hedge of uncommitted production for Canadian GAAP. For US GAAP purposes, the loss realized on these options was recorded as a current period item in 1999.

(c) Effect of SFAS 133

For 2001, application of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which established accounting and reporting standards for derivative instruments and for hedging activities, has been adopted and has resulted in the recognition of gains in respect of the marked-to-market value of contracts for the forward sale of gold by GFGL that were in place at the beginning of 2001. For purposes of Canadian GAAP, the forwards were accounted for as a hedge of uncommitted production. These hedges were subsequently closed in February 2001. GFGL currently has no contracts in place for the forward sales of gold.

(d) Marketable securities:

Under U.S. GAAP, marketable securities are classified as "available for sale" and are recorded at fair value with unrealized holding losses excluded from the determination of earnings and reported as a separate component of other comprehensive income.

(e) Loans receivable

Note receivables secured by the Company's common stock are required to be shown as a reduction of shareholders equity.

(f) Stock options:

Beginning in 1996, United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method as permitted under Canadian and United States accounting principles.

(g) Impact of recent United States accounting pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003 and has not yet quantified the impact of adoption on its financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002. The Company does not expect that the implementation of this standard will have a material impact on its financial statements.

15. Subsequent Events

(a) On October 22 2001, the Company announced that it had entered into a memorandum of understanding with Ranger Minerals Limited ("Ranger") that, subject to certain conditions precedent, provided for the purchase by the Company and Gold Fields Limited of Ranger's 90% beneficial interest in Abosso Goldfields Limited, an unlisted Ghanaian company holding 100% of the Damang gold mine in Ghana. Under the terms of the memorandum, the purchase consideration by the Company for an 18.9% interest in Abosso was 4,000,000 common shares of the Company. The transaction was completed on January 23, 2002.

(b) On February 27 2001, the Company gave notice to the original vendors of the Dolores option that the Company was exercising its right to purchase a 1.25% royalty on the property for US$325,000 (see note 4(g)).

- 30 -

FOR FURTHER INFORMATION CONTACT:

Joseph F. Conway
President and Chief Executive Officer
Tel: 416-365-2430

Grant A. Edey
VP Finance and Chief Financial Officer
Tel: 416-365-5161

Fax: 416-365-8065
Website: www.repadre.com
E-mail: info@repadre.com